SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                         Consilium, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                208547109
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         June 11, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 208547109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:           1,615,785
    Shares
    Beneficially   (8)  Shared Voting Power:             -0-
    Owned by
    Each           (9)  Sole Dispositive Power:      1,615,785
    Reporting
    Person With   (10)  Shared Dispositive Power:        -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,615,785

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11): 20.38%

14) Type of Reporting Person:                PN

This Amendment No. 5 to Schedule 13D, originally filed September 7, 1993 (the

"Schedule 13D") by Centennial Associates, L.P., relates to the common stock

(the "Common Stock") of Consilium, Inc. (the "Company"), whose principal executive offices are at 640 Clyde Court, Mountain View, California, 94043.

Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         Item 6 of Schedule 13D is hereby supplemented by the addition of the following:
         On June 11, 1997, Mr. Frederick O'Such became a director of the Company. Joseph H. Reich & Co., Inc., a corporation wholly owned by Mr. Reich, has agreed pursuant to an agreement between Centennial and Mr. O'Such, to compensate Mr. O'Such in connection with his services as director, such compensation to be based upon gain realized by Centennial in connection with its investment in the Company.
Item 1.. Material to be Filed as Exhibits.
         Item 7 of Schedule 13D is hereby supplemented by the addition of the following:
         Exhibit 1 - Agreement between Centennial and Mr. Frederick O'Such.
                                SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997


                                       CENTENNIAL ASSOCIATES, L.P.

                                    by: /s/Peter K. Seldin
                                       Peter K. Seldin
                                       General Partner

                                                 EXHIBIT 1


Centennial Associates, L.P.
            900 Third Avenue
      New York, NY 10022



June 2, 1997

Mr. Frederick O'Such
369 South San Antonio Road
Los Altos, CA 94022

Dear Fred:

We understand that Consilium, Inc. ("CSIM") has invited you to join their Board of Directors (the "Board") and that you intend to accept. As you know, CSIM is a significant holding of Centennial Associates, L.P. ("CALP"), a partnership in which you are a Limited Partner. We are delighted at your decision and believe you will make a valuable contribution to the future success of CSIM.

In recognition of your efforts as director, and as long as you continue in that role, Joseph H. Reich & Co., Inc. (the management company for CALP) will pay you a fee equal to 8% of the net realized gains of CALP attributable to sales or other dispositions of the CSIM investment. For your information, CALP currently owns 1,615,785 shares of CSIM at an average cost basis of $4.67/sh.

The fee will be payable as follows:

    A) If partial sales or other dispositions occur during any CALP fiscal year, the fee equal to 8% of CALP's cumulative net realized gain attributable to the CSIM investment since inception of this agreement less any fee previously paid under this agreement will be paid within thirty days of CALP's fiscal year end.

    B) Upon the substantially complete actual or deemed liquidation by CALP of the CSIM investment, the fee equal to 8% of CALP's cumulative net realized gain attributable to the CSIM investment since inception of this agreement less any fee previously paid under this agreement will be paid within thirty days of the liquidating event.

For purposes of this agreement, a deemed liquidation is any merger, recapitalization or other corporate restructuring by CSIM, the result of which allows CALP the option to exchange its CSIM holding into cash or readily tradeable securities of a public company with a market capitalization in excess of $500 million. If CALP chooses to hold the securities of such company in a deemed liquidating event, the fee will be calculated based upon the publicly announced exchange value for the CSIM shares.

Frederick O'Such
Page 2







Upon your resignation from the Board for any reason other than a deemed liquidating event, we will calculate your tentative fee based upon the last sale price of CSIM for that day, (or the closing bid price if no trading occurred on that day). The amount actually payable to you will be the lower of the tentative fee so calculated or the fee based upon CALP's actual net realized gain upon complete disposition of the CSIM investment.

As Managing General Partner of CALP, I retain complete control and discretion over the investment program for CSIM, including but not limited to the decision to purchase or dispose of shares, and the right to vote the shares.

If this agreement is acceptable to you, please sign below and return one original to me. The second copy is for your files. We look forward to reaping the rewards of your efforts as director and wish you much luck in this new endeavor.

Sincerely,






Accepted by:                           Date: